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                                  EXHIBIT 20.1

WEDNESDAY DECEMBER 20, 6:24 PM EASTERN TIME

         PRESS RELEASE


            AMERISTAR CASINOS ACQUIRES TWO MISSOURI CASINO PROPERTIES; TRANSACTION RECEIVES MISSOURI GAMING COMMISSION APPROVAL


LAS VEGAS, Dec. 20 /PRNewswire/ -- Ameristar Casinos, Inc. (Nasdaq: ASCA - news), announced that it has completed its acquisition of two Missouri casino properties in Kansas City and St. Charles, a suburb of greater St. Louis, from Station Casinos, Inc. for $488 million in cash, and that Ameristar subsidiaries have been awarded gaming licenses from the Missouri Gaming Commission to operate the properties commencing Dec. 21, 2000. The transactions position Ameristar as a leading mid-sized gaming operator and more than double the company's assets and cash flow on a pro forma basis.
        Ameristar Casinos President and Chief Executive Officer Craig Neilsen stated, "We are extremely pleased to be entering the dynamic Missouri market and building on our brand and geographic diversification. Ameristar's philosophy of operating high-quality facilities that excel in guest service, will be enhanced by the acquisition of the Missouri properties and the expansion of the St. Charles facility." Neilsen added, "Since our inception, we have aggressively pursued strategic growth that fits well within our portfolio. Our expansion into these two markets provides the ideal opportunity to further leverage the company's expertise. An additional benefit gained from the transaction will be the ability to cross-market our four Midwest properties under the Ameristar brand at higher levels of efficiency."
         Ameristar had previously announced that it was acquiring the Missouri properties for $475 million. Following execution of the purchase agreements, Station Casinos exercised an option to acquire fee title to the land underlying the Kansas City property that had previously been leased. As Ameristar also acquired that fee title as part of the transactions, the aggregate purchase price increased by $13 million.
         The premier Kansas City property purchased today by Ameristar is one of the largest and most impressive casino hotel facilities outside of Las Vegas. A leading gaming property in the $517 million Kansas City market, it is situated near the heavily traveled Interstate 435 bridge, a major six-lane expressway supporting more than 70,000 vehicles per day. Named the top area tourist attraction in 1999 by Ingram's Magazine, the property features 140,000 square feet of casino space with 3,294 slot machines, 144 table games and 15 poker tables. Other amenities include 184 hotel rooms, six full-service restaurants, 10 express service restaurants, 11 bars and lounges, an 18-screen movie theatre complex, arcade and Kid's Quest child-care facility.
         The St. Charles property serves customers in the greater St. Louis area, which has a population of 2.7 million people within a 50-mile radius and
3.9 million within a 100-mile radius. Currently, the property includes 45,000 square feet of gaming space with 1,875 slot machines, 40 table games and 15 poker tables. Several years ago, Station Casinos began construction of a large, new gaming facility at the St. Charles site. Ameristar plans to complete the initial phase of this project by mid 2002, with some design modifications.




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         Once the St. Charles Casino phase one expansion project is complete, operations at the property will encompass 70,000 square feet of gaming space with a total of 2,500 slot machines and 60 table games. The project will also include several non-gaming amenities, which are currently planned to include a steakhouse, buffet, specialty restaurant, multi-purpose cafe and entertainment center, arcade and gift shop.
         In connection with the acquisitions, Ameristar entered into long-term employment agreements with John Finamore, as president of Missouri operations, Thomas P. Burke, as senior vice president and general manager for Kansas City, Anthony J. Raymon, as senior vice president and general manager for St. Charles, and Troy Stremming, as vice president of legal and governmental affairs. Messrs. Finamore, Burke, Raymon and Stremming previously worked for Station Casinos in similar capacities and have a combined gaming and hotel operations background exceeding 63 years of experience.
         "Mr. Finamore and his group are talented managers who have enjoyed a positive working relationship with the Missouri gaming authorities. The retention of these key executives will enable us to provide continuity in operations and will help to ensure a smooth transition to Ameristar," explained Neilsen.
         In connection with the acquisitions, Ameristar announced it has entered into financing arrangements with affiliates of Deutsche Bank AG, Wells Fargo Bank, N.A. and Bear, Stearns & Co. Inc., as agents and lenders, along with certain other lenders, providing for $575 million in senior secured credit facilities. These facilities include $100 million in construction financing for the St. Charles expansion. In addition, Ameristar entered into a $300 million senior subordinated loan agreement with affiliates of Deutsche Bank AG and Bear, Stearns & Co. Inc. Ameristar intends to refinance the senior subordinated loan with the proceeds of a private placement of senior subordinated notes in early 2001. In addition, concurrent with the acquisitions and new financing, Ameristar terminated its revolving loan facility with a group of lenders led by Wells Fargo Bank and repaid approximately $115 million in outstanding debt thereunder. The company also repaid approximately $31 million in other indebtedness.
         As part of the financing arrangements, Ameristar successfully completed its tender offer and consent solicitation for all of its 10 1/2 percent Senior Subordinated Notes due 2004, Series B and accepted the tendered notes for payment. The deadline for tendering Notes was noon, New York City time, on Wednesday, Dec. 20, 2000. Noteholders tendered $100 million in aggregate principal amount of the Notes (or 100 percent of the total issued and outstanding amount). Deutsche Bank Securities Inc. acted as financial advisor to the Company in connection with the tender offer, the financing arrangements and the acquisitions.
         Ameristar also announced that it expects to complete its sale of The Reserve Casino & Hotel in Henderson, Nev. to Station Casinos, Inc. in late January 2001 for $70 million in cash. The Company intends to use the net proceeds from The Reserve sale to repay indebtedness under the financing arrangements outlined above. Ameristar acquired the property in 1996, while it was under construction, and opened the facility in February 1998. Several members of The Reserve management team will be retained by Ameristar.
         This press release contains certain forward-looking statements, including the development and financing plans for the purchase of the two Station Casinos. These forward-looking statements generally can be identified by the context of the statement or the use of words such as the company or its management "believes," "anticipates," "intends," "expects," "plans," or words of similar meaning. Similarly, statements that describe the company's future plans, objectives, strategies or goals are forward-looking statements. Although management




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believes that the assumptions underlying the forward-looking statements are reasonable, these assumptions and the forward-looking statements are subject to various factors, risks and uncertainties, many of which are beyond the control of the company, including but not limited to uncertainties concerning the pro forma financial information noted above, the completion of The Reserve sale, the advisability and availability of re-financing indebtedness noted above, and the completion of the St. Charles expansion project. Accordingly, actual results could differ from those contemplated by the forward-looking statements contained in this press release. Attention is directed to "Item 1. Business -- Risk Factors" in the Annual Report on Form 10-K of Ameristar Casinos, Inc. for the fiscal year ended Dec. 31, 1999 and "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" in the Quarterly Report on Form 10-Q on Ameristar Casinos, Inc. for the fiscal quarter ended September 30, 2000 for a discussion of some of the factors, risks and uncertainties that could affect the Company's future results.
         Ameristar Casinos, Inc., a publicly traded company with a strong background in the gaming and hospitality industry dating back to 1954, owns and operates Ameristar Casino Hotel Kansas City in Kansas City, Mo., Ameristar Casino Hotel Council Bluffs in Council Bluffs, Iowa, Ameristar Casino St. Charles in St. Charles, Mo., Ameristar Casino Hotel Vicksburg in Vicksburg, Miss., Cactus Pete's Resort Casino and The Horseshu Hotel & Casino in Jackpot, Nev., and The Reserve Hotel Casino in Henderson, Nev. in metropolitan Las Vegas.
         Visit Ameristar Casinos' Web site at www.ameristarcasinos.com (which shall not be deemed to be incorporated in or a part of this press release)




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